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                  [Scudder Kemper Investments, Inc. letterhead]


                                                     March 6, 2000

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Laura Riegel, Esq.
       Division of Investment Management

       Re:  Withdrawal of Registration Statement on Form N-14 of
            Scudder International Fund, Inc. (the "Corporation")
            File No. 333-31628
            ----------------------------------------------------

Dear Ms. Riegel:

       Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Corporation hereby applies for an order of the Securities and Exchange Commission (the "SEC") granting withdrawal of the registration statement filed via EDGAR on Form N-14 under the 1933 Act (File No. 333-31628) (the "Registration Statement") on March 3, 2000 under its EDGAR access codes (Accession No. 0000912057-00-009653) (the "Application"). The Registration Statement is that of another registrant which, due to a clerical error, was inadvertently filed under the Corporation's EDGAR access codes. For this reason, the Corporation believes that withdrawal of the Registration Statement is the appropriate course of action. The Corporation further believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

       Please contact Sheldon A. Jones at (617) 728-7123, Allison R. Beakley at (617) 728-7124 or Thomas A. Gormley at (617) 728-7135 with any questions you may have concerning this Application.

                                                    Very truly yours,

                                                    /s/John Millette
                                                    John Millette